1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date November 26, 2014	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

SUPPLEMENTAL NOTICE OF

2014 SECOND EXTRAORDINARY GENERAL MEETING

Reference is made to the Notice of 2014 Second Extraordinary General Meeting (the “EGM”) of Yanzhou Coal Mining Company Limited (the “Company”) dated 24 October 2014 (the “EGM Notice”) and the circular of the Company dated 27 November 2014 (the “Circular”), in relation to, among others, the Rights Offer, the Subscription and the Letter of Debt Support. Unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the Circular.

Recently, the board of directors of the Company (the “Board”) received from its controlling shareholder, Yankuang Group (holding directly and indirectly approximately 56.52% of the total issued share capital of the Company), a letter requesting the addition of certain resolutions (as set out below) for consideration and approval by the shareholders of the Company. Details of the new resolutions are as follows:

The “Resolutions in relation to the rights offer of the convertible hybrid bonds by Yancoal Australia Limited” are proposed to be tabled at the EGM as additional ordinary resolutions for consideration. Details of the Rights Offer are set out in the Circular.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the EGM will be held at 9:30 a.m. on Friday, 12 December 2014 at the headquarters of the Company in Zoucheng City, Shandong Province, postal code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the resolutions as set out in the EGM Notice and the following additional ordinary resolutions of the Company:

AS ADDITIONAL ORDINARY RESOLUTIONS:

“To consider and approve each of the “Resolutions in relation to the rights offer of the convertible hybrid bonds by Yancoal Australia Limited”:

1.	Approve the rights offer to issue the Convertible Hybrid Bonds by Yancoal Australia or its wholly-owned subsidiary to the shareholders of Yancoal Australia on a pro rata, renounceable basis in an aggregate principal amount of up to approximately US$2.3077 billion;

2.	Approve the subscription of the Convertible Hybrid Bonds by the Company under the Rights Offer in accordance with the terms of the Convertible Hybrid Bonds;

3.	Approve the entering into of the Letter of Debt Support and the transactions contemplated thereunder;

4.	Approve the possible deemed disposal of up to approximately 65.2% equity interest (assuming all the Convertible Hybrid Bonds are converted at the initial Conversion Price of US$0.10 into Conversion Shares) of Yancoal Australia by the Company in the event that all Bondholders (other than the Company) exercise their conversion rights in full in respect of all the Convertible Hybrid Bonds that they are entitled to subscribe pursuant to the Rights Offer before the Company exercises its conversion rights under the Subscription; and

5.	Approve, authorize, confirm and ratify the Company’s chairman (“Chairman”) and any person authorized by the Chairman to determine the matters related to the Rights Offer and the Subscription, including but not limited to entering into and executing the relevant agreements, handling the requirements by domestic and foreign government agencies such as obtaining approval, filing and registration, and performing the necessary internal approval and disclosure procedure of the Company based on domestic and overseas regulatory requirements.

Pursuant to the Company Law of the PRC, shareholders individually or collectively holding more than 3% of the shares of the Company may propose ex tempore motions no later than ten days prior to the convening of the general meeting by submitting the same in writing to the board of directors; the board of directors should notify other shareholders within two days after the receipt of the motions and table the same at the general meeting for consideration. Ex tempore motions should carry specific subjects and matters to be resolved that fall within the scope of authority of the general meeting.

Further, pursuant to the articles of association of the Company, shareholders individually or collectively holding more than 3% of the shares of the Company may propose ex tempore motions no later than ten days prior to the convening of the general meeting by submitting the same in writing to the convener. The convener should issue a supplementary notice of general meeting within two days after the receipt of the motions to announce the details of such motions.

The Board is of the view that the above additional ordinary resolutions fall within the scope of authority of the general meeting, and that the qualifications of the entity proposing the resolutions and the procedures of proposing the additional resolution comply with the relevant provisions of the relevant laws, regulations, the articles of association of the Company and the Rules of Procedure for Shareholders’ Meetings of the Company. Accordingly, the Board has approved the tabling of the “Resolutions in relation to the rights offer of the convertible hybrid bonds by Yancoal Australia Limited” at the EGM for consideration and approval.

Save for the new resolutions added as aforesaid, other details such as the resolutions to be considered at the EGM, time, venue and record date for the EGM as set out in the EGM Notice dated 24 October 2014 remain unchanged.

By order of the Board
Yanzhou Coal Mining Company Limited Li Xiyong
Chairman of the Board

Zoucheng, Shandong, the PRC

27 November 2014

Note:

1.	Please refer to the EGM Notice dated 24 October 2014 for matters such as eligibility for attending the EGM, proxy, closure of register of members and the Company’s office address.

2.	The revised form of proxy for use at the EGM will be despatched to the shareholders of the Company together with this supplemental notice of EGM. The revised proxy form replaces the proxy form which was previously distributed with the EGM Notice dated 24 October 2014.

As at the date of this notice, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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